Exhibit 99.1

Noah to Host Investor Day on November 14, 2023

SHANGHAI, Oct. 24, 2023 /PRNewswire/ -- Noah Holdings Limited (the "Company" or "Noah") (NYSE: NOAH and HKEX: 6686), a leading wealth management service provider in China offering comprehensive global investment and asset allocation advisory services primarily for high-net-worth investors, today announced that it will host an Investor Day on Tuesday, November 14, 2023 from 2:00 - 6:00 p.m. HKT in Hong Kong.

The Investor Day will feature Noah’s executive management team who will provide an in-depth review of the Company’s business and discuss its strategies and future development plans, as well as host a question-and-answer session.

Advanced registration for the in-person event is required. Analysts and investors interested in attending in person should register at https://event-miracle-plus.com/06686/20231114/default.html before November 8, 2023.

The event, along with supporting materials, may also be viewed live or via an archived replay on the Company's investor relations website at https://ir.noahgroup.com.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited (NYSE: NOAH and HKEX: 6686) is a leading wealth management service provider in China offering comprehensive global investment and asset allocation advisory services primarily for high-net-worth investors. Noah is a Cayman Islands holding company and carries on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited. In the first half of 2023, Noah distributed RMB35.2 billion (US$4.9 billion) of investment products. Through Gopher Asset Management, Noah had assets under management of RMB156.9 billion (US$21.6 billion) as of June 30, 2023.

Noah's wealth management business primarily distributes private equity, private secondary, mutual fund and other products denominated in RMB and other currencies. Noah delivers customized financial solutions to clients through a network of 1,375 relationship managers across 63 cities in mainland China, and serves the international investment needs of its clients through offices in Hong Kong (China), Taiwan (China), New York, Silicon Valley and Singapore. The Company's wealth management business had 446,557 registered clients as of June 30, 2023. Through Gopher Asset Management, Noah manages private equity, public securities, real estate, multi-strategy and other investments denominated in RMB and other currencies. Noah also provides other businesses.

For more information, please visit Noah at ir.noahgroup.com.